SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Teche Holding Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

878330109

(CUSIP Number)

February 27, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)	Names of reporting persons. Steven R. Gerbel
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 116,350
(7) Sole dispositive power 0
(8) Shared dispositive power 116,350
(9)	Aggregate amount beneficially owned by each reporting person 116,350
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9 5.5%
(12)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons. Brown Trout Management, LLC
I.R.S. Identification No. of Above Persons (Entities Only) 36-4186074
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 116,350
(7) Sole dispositive power 0
(8) Shared dispositive power 116,350
(9)	Aggregate amount beneficially owned by each reporting person 116,350
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9 5.5%
(12)	Type of reporting person (see instructions) OO

Item 1.

Item 1(a) Name of issuer:

Teche Holding Company

Item 1(b) Address of issuer’s principal executive offices:

Teche Holding Company

1120 Jefferson Terrace Boulevard

New Iberia, Louisiana 70560

Item 2.

2(a) Name of person filing:

This Schedule G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Steven R. Gerbel and Brown Trout Management, LLC (“BTM” and together with Steven R. Gerbel the “Reporting Persons”).

2(b) Address or principal business office or, if none, residence:

311 South Wacker Drive

Suite 6025

Chicago, IL 60606

2(c) Citizenship:

Steven R. Gerbel is a citizen of the United States of America and BTM is an Illinois limited liability company.

2(d) Title of class of securities:

Common Stock, par value $0.01 per share

2(e) CUSIP No.:

878330109

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

a.	☐ Broker or dealer registered under Section 15 of the Act;

b.	☐ Bank as defined in Section 3(a)(6) of the Act;

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

k.	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned:

Steven R. Gerbel: 116,350

BTM: 116,350

b.	Percent of class

Steven R. Gerbel: 5.5%

BTM: 5.5%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote

Steven R. Gerbel: 0

BTM: 0

ii.	Shared power to vote or to direct the vote

Steven R. Gerbel: 116,350

BTM: 116,350

iii.	Sole power to dispose or to direct the disposition of

Steven R. Gerbel: 0

BTM: 0

iv.	Shared power to dispose or to direct the disposition of

Steven R. Gerbel: 116,350

BTM: 116,350

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Steven R. Gerbel beneficially owns 116,350 shares of the Issuer’s Common Stock, $0.01 par value per share, (“Common Stock”), representing 5.5% of the Common Stock. Mr. Gerbel does not directly own any shares of Common Stock, but he does indirectly own 116,350 shares of Common Stock in his capacity as the managing member of BTM, an Illinois limited liability company, which in turn serves as the general partner and investment manager of Chicago Capital Management, LP (“CCM”), an Illinois limited partnership. In addition, BTM manages two separate accounts (collectively, “Separate Accounts”) for unrelated entities on a discretionary basis. Although Mr. Gerbel does not directly own the shares of Common Stock, Mr. Gerbel is deemed to beneficially own the 116,350 shares of Common Stock held by CCM and the Separate Accounts.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Each of CCM and the Separate Accounts has the right to receive dividends and proceeds from the sale of the shares of Common Stock held by each.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 4, 2014

/s/ STEVEN R. GERBEL

Steven R. Gerbel

BROWN TROUT MANAGEMENT, LLC

Name: Steven R. Gerbel

Title: Managing Member

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Teche Holding Company shall be filed on behalf of the undersigned.

/s/ STEVEN R. GERBEL

Steven R. Gerbel

BROWN TROUT MANAGEMENT, LLC

Name: Steven R. Gerbel

Title: Managing Member

Exhibit B

Due to the relationships between them, the Reporting Persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.